Exhibit 99.1

Bezeq The Israel
Telecommunication Corporation
Limited

Condensed Consolidated Interim
Financial Statements

 June 30, 2014

(Unaudited)

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Contents	Page

Somekh Chaikin
8 Hartum Street, Har Hotzvim	Telephone	972 2 531 2000
PO Box 212, Jerusalem 91001	Fax	972 2 531 2044
Israel	Internet	www.kpmg.co.il

Review Report to the Shareholders of
“Bezeq” -The Israel Telecommunication Corporation Ltd.

Introduction

We have reviewed the accompanying financial information of “Bezeq” -The Israel Telecommunication Corporation Ltd. and its subsidiaries (hereinafter – “the Group”) comprising of the condensed consolidated interim statement of financial position as of June 30, 2014 and the related condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of interim financial information for these interim periods in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on interim financial information for these interim periods based on our review.

We did not review the condensed interim financial information of a certain consolidated subsidiary whose assets constitute 1% of the total consolidated assets as of June 30 2014, and whose revenues constitute 1.4% and 1.5% of the total consolidated revenues for the six and three month periods then ended, respectively. The condensed interim financial information of that company was reviewed by other auditors whose review report thereon was furnished to us, and our conclusion, insofar as it relates to amounts emanating from the financial information of that company, is based solely on the said review report of the other auditors.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review and the review report of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our abovementioned conclusion, we draw attention to lawsuits filed against the Group which cannot yet be assessed or the exposure in respect thereof cannot yet be estimated, as set forth in Note 5.

Somekh Chaikin
Certified Public Accountants (Isr.)

August 6, 2014

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2014	June 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Assets

Cash and cash equivalents	673	544	610
Investments, including derivatives	1,725	1,463	1,132
Trade receivables	2,335	2,863	2,651
Other receivables	325	334	344
Inventory	89	142	117
Assets classified as held for sale	24	97	66
Total current assets	5,171	5,443	4,920

Trade and other receivables	587	817	652
Property, plant and equipment	6,060	5,948	5,973
Intangible assets	1,839	2,135	2,060
Deferred and other expenses	254	265	261
Investments in equity-accounted investees (mainly loans)	1,014	1,015	1,015
Investments	80	89	81
Deferred tax assets	35	66	60
Total non-current assets	9,869	10,335	10,102

Total assets	15,040	15,778	15,022

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	June 30, 2014	June 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Liabilities and equity

Debentures, loans and borrowings	1,534	1,076	1,136
Trade payables	638	685	719
Other payables, including derivatives	651	646	707
Current tax liabilities	591	598	523
Provisions	134	124	125
Employee benefits	378	273	257
Dividend payable	-	490	-
Total current liabilities	3,926	3,892	3,467

Loans and debentures	7,815	8,863	8,691
Employee benefits	229	256	234
Provisions	68	67	68
Deferred tax liabilities	10	48	55
Other liabilities, including derivatives	108	81	84
Total non-current liabilities	8,230	9,315	9,132

Total liabilities	12,156	13,207	12,599

Total equity	2,884	2,571	2,423

Total liabilities and equity	15,040	15,778	15,022

Shaul Elovitch	Stella Handler	David (Dudu) Mizrahi
Chairman of the Board of Directors	CEO	Deputy CEO and CFO

Date of approval of the financial statements: August 6, 2014

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues (Note 8)	4,561	4,756	2,250	2,351	9,563

Cost of activities
Depreciation and amortization	633	654	319	326	1,311
Salaries	891	967	443	468	1,872
General and operating expenses (Note 9)	1,691	1,720	822	831	3,576
Other operating expenses (income), net (Note 10)	(576)	(90)	(568)	(18)	(15)
	2,639	3,251	1,016	1,607	6,744

Operating profit	1,922	1,505	1,234	744	2,819
Financing expenses (income)
Financing expenses	240	284	127	144	573
Financing income	(166)	(233)	(95)	(117)	(428)
Financing expenses, net	74	51	32	27	145

Profit after financing expenses, net	1,848	1,454	1,202	717	2,674
Share in losses of equity-accounted investees	(98)	(107)	(79)	(67)	(252)
Profit before income tax	1,750	1,347	1,123	650	2,422
Income tax	483	377	313	177	651
Profit for the period	1,267	970	810	473	1,771
Earnings per share (NIS)
Basic earnings per share	0.46	0.36	0.30	0.17	0.65
Diluted earnings per share	0.46	0.36	0.29	0.17	0.65

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Comprehensive Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Profit for the period	1,267	970	810	473	1,771
Items of other comprehensive income not transferred to profit or loss
Actuarial gains, net of tax	-	-	-	-	22
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(9)	(10)	(22)	(17)	(16)
Total comprehensive income for the period	1,258	960	788	456	1,777

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between corporation and controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

Six months ended June 30, 2014 (Unaudited):
Balance as at January 1, 2014	3,842	143	242	390	(67)	(2,127)	2,423
Profit for the period	-	-	-	-	-	1,267	1,267
Other comprehensive income for the period, net of tax	-	-	-	-	(9)	-	(9)
Total comprehensive income for the period	-	-	-	-	(9)	1,267	1,258
Transactions with owners recognized directly in equity
Dividends to Company shareholders (see Note 7)	-	-	-	-	-	(802)	(802)
Share-based payments	-	-	(1)	-	-	-	(1)
Exercise of options for shares	6	55	(55)	-	-	-	6
Balance as at June 30, 2014	3,848	198	186	390	(76)	(1,662)	2,884

Six months ended June 30, 2013 (Unaudited):
Balance as at January 1, 2013	3,837	100	256	390	(38)	(2,090)	2,455
Profit for the period	-	-	-	-	-	970	970
Other comprehensive income for the period, net of tax	-	-	-	-	(10)	-	(10)
Total comprehensive income for the period	-	-	-	-	(10)	970	960
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(861)	(861)
Share-based payments	-	-	16	-	-	-	16
Exercise of options for shares	1	2	(2)	-	-	-	1
Balance as at June 30, 2013	3,838	102	270	390	(48)	(1,981)	2,571

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between corporation and controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Three months ended June 30, 2014 (Unaudited)
Balance as at April 1, 2014	3,844	161	223	390	(54)	(2,472)	2,092
Profit for the period	-	-	-	-	-	810	810
Other comprehensive income for the period, net of tax	-	-	-	-	(22)	-	(22)
Total comprehensive income for the period	-	-	-	-	(22)	810	788
Transactions with owners recognized directly in equity
Exercise of options for shares	4	37	(37)	-	-	-	4
Balance as at June 30, 2014	3,848	198	186	390	(76)	(1,662)	2,884

Three months ended June 30, 2013 (Unaudited)
Balance as at April 1, 2013	3,837	100	264	390	(31)	(1,593)	2,967
Profit for the period	-	-	-	-	-	473	473
Other comprehensive income for the period, net of tax	-	-	-	-	(17)	-	(17)
Total comprehensive income for the period	-	-	-	-	(17)	473	456
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(861)	(861)
Share-based payments	-	-	8	-	-	-	8
Exercise of options for shares	1	2	(2)	-	-	-	1
Balance as at June 30, 2013	3,838	102	270	390	(48)	(1,981)	2,571

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for transactions between corporation and controlling shareholder	Other reserves	Deficit	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Year ended December 31, 2013 (Audited)
Balance as at January 1, 2013	3,837	100	256	390	(38)	(2,090)	2,455
Profit in 2013	-	-	-	-	-	1,771	1,771
Other comprehensive income for the year, net of tax	-	-	-	-	(16)	22	6
Total comprehensive income for 2013	-	-	-	-	(16)	1,793	1,777
Transactions with owners recognized directly in equity
Dividend to Company shareholders	-	-	-	-	-	(1,830)	(1,830)
Share-based payments	-	-	29	-	-	-	29
Exercise of options for shares	5	43	(43)	-	-	-	5
Increase in the rate of holding in a subsidiary	-	-	-	-	(13)	-	(13)
Balance as at December 31, 2013	3,842	143	242	390	(67)	(2,127)	2,423

The attached notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Profit for the period	1,267	970	810	473	1,771
Adjustments:
Depreciation and amortization	633	654	319	326	1,311
Profit from the sale of Coral Tell Ltd. shares (see Note 4.2)	(582)	-	(582)	-	-
Share in losses of equity-accounted investees	98	107	79	67	252
Financing expenses, net	122	129	59	61	278
Capital gain, net	(121)	(112)	(104)	(65)	(159)
Share-based payments	(1)	16	-	8	29
Income tax expenses	483	377	313	177	651
Miscellaneous	2	(10)	5	(6)	(22)

Change in inventory	34	(22)	13	6	9
Change in trade and other receivables	387	268	224	163	646
Change in trade and other payables	(107)	(77)	(45)	(71)	27
Change in provisions	8	(31)	12	(3)	(29)
Change in employee benefits	117	18	104	40	2
Change in other liabilities	(8)	-	(8)	-	11
Net income tax paid	(225)	(213)	(135)	(74)	(625)
Net cash from operating activities	2,107	2,074	1,064	1,102	4,152
Cash flow used for investing activities
Net consideration for the sale of Coral Tell Ltd.	596	-	596	-	-
Investment in intangible assets and deferred expenses	(90)	(93)	(42)	(49)	(186)
Proceeds from the sale of property, plant and equipment	75	166	46	123	312
Acquisition of financial assets held for trading and others	(686)	(1,137)	(476)	(702)	(1,570)
Proceeds from the sale of financial assets held for trading and others	94	766	94	759	1,528
Purchase of property, plant and equipment	(548)	(497)	(281)	(252)	(1,042)
Proceeds from disposal of long-term investments	(1)	8	2	-	9
Miscellaneous	3	13	1	22	32
Net cash used for investing activities	(557)	(774)	(60)	(99)	(917)

Condensed Consolidated Interim Financial Statements as at June 30, 2014 (Unaudited)

Condensed Consolidated Interim Statements of Cash Flows (Contd.)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows used in financing activities
Issue of debentures and receipt of loans	-	869	-	869	1,364
Repayment of debentures and loans	(462)	(488)	(380)	(332)	(1,120)
Dividends paid	(802)	(1,361)	(802)	(1,361)	(2,830)
Interest paid	(219)	(239)	(192)	(203)	(453)
Increase in the rate of holding in a subsidiary	-	-	-	-	(50)
Miscellaneous	(4)	(3)	(6)	(5)	(2)
Net cash used in financing activities	(1,487)	(1,222)	(1,380)	(1,032)	(3,091)

Increase (decrease) in cash and cash equivalents, net	63	78	(376)	(29)	144
Cash and cash equivalents at beginning of period	610	466	1,049	573	466
Cash and cash equivalents at end of period	673	544	673	544	610

The attached notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

Notes to the Financial Statements

1.	Reporting Entity

Bezeq – The Israel Telecommunication Corporation Limited (“the Company”) is a company registered in Israel whose shares are traded on the Tel Aviv Stock Exchange. The consolidated financial statements of the Company include those of the Company and its subsidiaries (together referred to as "the Group”), as well as the Group’s interests in associates. The Group is a principal provider of communication services in Israel (see also Note 12 – Segment Reporting).

2.	Basis of Preparation

2.1
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting, and Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

2.2
The condensed consolidated interim financial statements do not contain all the information required in full annual financial statements, and should be reviewed in the context of the annual financial statements of the Company and its subsidiaries as at December 31, 2013 and the year then ended, and their accompanying notes (“the Annual Financial Statements”). The notes to the interim financial statements include only the material changes that have occurred from the date of the most recent Annual Financial Statements until the date of these consolidated interim financial statements.

2.3	The condensed consolidated interim financial statements were approved by the Board of Directors on August 6, 2014.

2.4	Use of estimates and judgment

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments and use estimates, assessments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The judgments made by management, when applying the Group’s accounting policies and the key assumptions used in assessments that involve uncertainty, are consistent with those applied in the Annual Financial Statements.

3.	Reporting Principles and Accounting Policy

3.1
The Group's accounting policy applied in these condensed consolidated interim financial statements is consistent with the policy applied in the Annual Financial Statements, except as described in section 3.2 below.

3.2
As from January 1, 2014, the Group applies the amendment to IAS 32, Financial Instruments: Presentation, which refers to offsetting financial assets and financial liabilities. Application of the amendment to IAS 32 did not have a material effect on the Group's financial statements.

3.3	New standards and interpretations not yet adopted

3.1.1	IFRS 15, Revenues from Contracts with Customers, issued in May 2014 ("IFRS 15")

IFRS 15 replaces current guidelines for revenue recognition and presents a new model for recognition of revenues from contracts with customers. The model includes five steps for analyzing transactions to determine the timing and amount of revenue recognition. IFRS 15 also establishes new and more extensive disclosure requirements. IFRS 15 will be effective for annual periods starting from January 1, 2017. Early adoption is permitted. IFRS 15 includes various alternatives for the transition guidelines, so that companies may choose one alternative upon initial adoption. The Group is examining the effects of adopting IFRS 15 on the financial statements.

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

3.1.2	IFRS 9 (2014), Financial Instruments, issued in July 2014 ("IFRS 9")

IFRS 9 replaces the requirements included in IAS 39 regarding classification and measurement of financial assets and financial liabilities, hedge accounting, and impairment of financial instruments. IFRS 9 is effective for annual periods beginning on January 1, 2018. Early adoption is permitted, subject to the conditions set out in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. The Group is examining the effects of adopting IFRS 15 on the financial statements.

4.	Group Entities

A detailed description of the Group entities appears in Note 10 to the Annual Financial Statements. Below is a description of the material changes that occurred in connection with the Group entities since publication of the Annual Financial Statements.

4.1.	DBS Satellite Services (1998) Ltd. (an equity-accounted associate) ("DBS")

4.1.1	The Group attaches the condensed interim financial statements of DBS to these condensed consolidated interim financial statements.

4.1.2
Further to Note 10.1.2 to the Annual Financial Statements regarding publication of the terms for the Antitrust Commissioner's approval of the merger between the Company and DBS, on March 26, 2014, the Antitrust Commissioner informed the Company that on fulfillment of the terms, the restrictions imposed on Eurocom Group for its continued holding of DBS will be removed and the Company will be allowed to merge with DBS ("the Merger").

Through a subcommittee of the Board of Directors established to address the issue, the Company is advancing, with the assistance of external consultants appointed by the committee, the assessment of the viability of the merger and the available options in view of this decision and its conditions, including acquisition of DBS shares held by Eurocom and other options. As part of these assessments, the Company is carrying out due diligence for DBS, with the assistance of external consultants.

4.1.3
Since starting its operations, DBS has accumulated considerable losses. The loss of DBS  in 2013 amounted to NIS 381 million, and its loss in the six months ended June 30, 2014, amounted to NIS 149 million. As a result of these losses, as of June 30, 2014, DBS had an equity deficit and a working capital deficit of NIS 4,492 million and NIS 431 million, respectively.

4.1.4
As of June 30, 2014, DBS complied with the financial covenants established under its financing and debenture agreements. As of June 30, 2014, DBS complied with the debt/EBITDA ratio covenant established in Deed of Trust B (the debt/EBITDA ratio of DBS as of June 30, 2014, was 2.9). Furthermore, DBS complied with the debt//EBITDA ratio covenant specified by the 2012 Debentures (as of June 30, 2014, the debt/EBITDA ratio of DBS was 2.7), and the debt/(E-C) ratio covenant specified by the 2012 Debentures (as of June 30, 2014, the debt/(E-C) ratio was 7.4).

4.1.5
On April 1, 2014, S&P Maalot announced a rating of -ilA for additional debentures to be issued by DBS up to a total par value of NIS 250 million by a new debenture issue or expansion of an existing series.

In April 2014, DBS issued additional debentures (Series A) by expanding the series by a total of NIS 253 million, and issued additional debentures (Series B) by expanding the series by a total of NIS 47 million. For information about the terms of the debentures, see note 10.1.6 to the Annual Financial Statements.

On April 30, 2014, S&P Maalot upgraded its rating for DBS and its debentures to ilA (stable), and placed the rating on the Credit Watch list with a positive outlook.

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

4.1.6
DBS management estimates that the financing resources available to DBS, which include, among other things, the working capital deficit and its potential debt raising activities, will be sufficient for the operating needs of DBS in the coming year, based on the forecasted cash flows approved by the Board of Directors of DBS. Should additional resources be required to meet the operating needs of DBS in the coming year, DBS will adjust its operations so as not to require additional resources beyond those currently at its disposal.

4.2.	Coral Tell Ltd. (a previously consolidated company)

On May 20, 2014, the sale of the entire share capital of Coral Tell Ltd. was completed for NIS 805 million. Coral Tell Ltd. is wholly-owned indirectly by Walla! Communications Ltd. ("Walla"), which operates Yad2. The sale agreement includes an undertaking by Walla and the Company to refrain from engaging in Coral Tell's fields of activity for 24 months. The pre-tax profit arising from the sale amounted to NIS 582 million, and the profit net of tax amounted to NIS 437 million.

Following the sale, intangible assets and goodwill amounting to NIS 187 million were derecognized.

5.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are various pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, based, inter alia, on legal opinions as to the likelihood of success of the legal claims, the financial statements include appropriate provisions of NIS 121 million, where provisions are required to cover the exposure arising from such legal claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at June 30, 2014 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 7.1 billion. There is also additional exposure of NIS 850 million for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies and associates, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest. For updates subsequent to the reporting date, see section 5.2 below.

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

5.1	Following is a detailed description of the Group's contingent liabilities as at June 30, 2014, classified into groups with similar characteristics:

		Provision	Additional exposure	Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	63	77	1
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	30	2,755	822
Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	-	128	2
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused seemingly by Group companies (including in relation to environmental quality and radiation) and regarding real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	4,036	25
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	16	48	-
Total legal claims against the Company and subsidiaries		121	7,092	850

Contingent liabilities for legal claims against associates		8	164	323

5.2
Subsequent to the reporting date, claims amounting to NIS 202 million were filed against Group companies. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, claims with exposure of NIS 3.7 billion came to an end. The costs to the Group companies for these claims are insignificant.

6.	Employee Benefits

Further to Note 14.5 to the Annual Financial Statements, on May 15, 2014, the Company's Board of Directors approved a provision of NIS 116.5 million for the voluntary redundancy of 101 employees, in accordance with the terms of the collective agreement of December 2006, as amended in December 2010. The Board of Directors also approved the voluntary redundancy of additional employees in an increased compensation track, in accordance with the Company's needs. In view of the above, the Company included a provision of NIS 116.5 million in its financial statements for the second quarter of 2014.

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

7.	Equity and Share-based Payments

7.1	Below are details of the Company's equity:

Registered			Issued and paid up
June 30, 2014	June 30, 2013	December 31, 2013	June 30, 2014	June 30, 2013	December 31, 2013
(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)	(Audited)
Number of shares	Number of shares	Number of shares	Number of shares	Number of shares	Number of shares

2,825,000,000	2,825,000,000	2,825,000,000	2,735,918,334	2,725,589,079	2,730,129,689

7.2
On March 27, 2014, the general meeting of the Company's shareholders approved the recommendation of the Company's Board of Directors of March 5, 2014 to distribute a cash dividend to the shareholders of the Company in the amount of NIS 802 million (representing NIS 0.2936509 per share on the ex-date). The dividend was paid in cash on April 23, 2014.

7.3
The balance of the distributable profits as at the reporting date (subject to fulfillment of the distribution tests) amounts to NIS 1,267 million (surpluses accumulated in the last two years after deducting prior distributions).

7.4
On August 6, 2014, the Company's Board of Directors resolved to recommend to the general meeting of the Company's shareholders (which is summoned for September 3, 2014) the distribution of a cash dividend to the shareholders in the amount of NIS 1,267 million. The record date for the distribution is September 15, 2014 and the payment date is October 2, 2014.

8.	Revenues

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	824	979	407	484	1,908
Internet - infrastructure	677	631	345	323	1,283
Transmission and data communication	408	394	201	194	794
Other services	112	111	55	52	220
	2,021	2,115	1,008	1,053	4,205
Cellular telephony
Cellular services and terminal equipment	1,232	1,377	609	680	2,744
Sale of terminal equipment	500	469	220	219	1,000
	1,732	1,846	829	899	3,744

International communications, internet and NEP services	689	676	357	340	1,367

Other	119	119	56	59	247

	4,561	4,756	2,250	2,351	9,563

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

9.	General and Operating Expenses

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Terminal equipment and materials	474	505	212	247	1,071
Interconnectivity and payments to domestic and international operators	414	452	208	228	905
Maintenance of buildings and sites	312	288	156	127	607
Marketing and general	281	266	142	126	563
Services and maintenance by sub-contractors	78	74	38	36	162
Vehicle maintenance	77	75	40	38	152
Content services	30	34	15	17	65
Collection fees	25	26	11	12	51
	1,691	1,720	822	831	3,576

10.	Other Operating Expenses (Income), Net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Profit from the sale of Coral Tell Ltd. shares (see Note 4.2)	(582)	-	(582)	-	-
Capital gain from sale of property, plant and equipment (mainly real estate)	(114)	(75)	(102)	(41)	(120)
Profit from copper sales	(7)	(34)	(2)	(22)	(40)
Provision for early retirement	125	35	117	49	90
Expenses for collective agreement at Pelephone	-	-	-	-	61
Others	2	(16)	1	(4)	(6)
	(576)	(90)	(568)	(18)	(15)

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

11.	Financial Instruments

11.1.	Fair value

11.1.1	Financial instruments at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, short-term investments, deposits, derivatives, some of the loans and credit, trade payables, other payables and declared dividend are the same or proximate to their fair value. The table below shows the differences between the carrying amount and the fair value of financial liabilities.

The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	June 30, 2014		June 30, 2013		December 31, 2013
	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value	Carrying amount (including accrued interest)	Fair value
	(Unaudited)		(Unaudited)		(Audited)
	NIS million		NIS million		NIS million
Bank loans (unlinked)	2,101	2,246	2,378	2,491	2,086	2,203
Debentures issued to the public (CPI-linked)	2,796	3,026	2,613	2,787	3,132	3,347
Debentures issued to the public (unlinked)	1,335	1,438	1,335	1,461	1,335	1,449
Debentures issued to financial institutions (unlinked)	403	455	403	442	403	444
	6,635	7,165	6,729	7,181	6,956	7,443

11.1.2	Fair value hierarchy

The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method. The methods used to estimate the fair values of financial instruments are described in Note 28.7 to the Annual Financial Statements.

	June 30, 2014	June 30, 2013	December 31, 2013
	NIS million	NIS million	NIS million
Level 1: investment in exchange-traded funds and financial funds	1,629	1,408	1,099
Level 2: forward contracts	(47)	(12)	(25)
Level 3: investment in non-marketable shares	9	19	12
	1,591	1,415	1,086

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

12.	Segment Reporting

12.1.	Operating segments

	Six months ended June 30, 2014 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other		Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million		NIS million	NIS million
Revenues from external sources	2,017	1,730	685	851	119		(851)	4,551
Inter-segment revenues	133	30	36	-	7		(196)	10
Total revenues	2,150	1,760	721	851	126		(1,047)	4,561

Depreciation and amortization	340	211	65	144	13		(140)	633

Segment results – operating profit	975	253	116	140	638	*	(200)	1,922
Financing expenses	230	9	9	299	1		(308)	240
Financing income	(127)	(44)	(4)	(11)	-		20	(166)
Total financing expenses (income), net	103	(35)	5	288	1		(288)	74

Segment profit (loss) after financing expenses, net	872	288	111	(148)	637		88	1,848
Share in profits (losses) of associates	-	-	1	-	(3)		(96)	(98)
Segment profit (loss) before income tax	872	288	112	(148)	634		(8)	1,750
Income tax	226	74	29	1	154		(1)	483
Segment results – net profit (loss)	646	214	83	(149)	480		(7)	1,267

* Including profit from the sale of Coral Tell Ltd. shares amounting to NIS 582 million

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

12.	Segment Reporting (Contd.)

12.1	Operating segments (contd.)

	Six months ended June 30, 2013 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	2,112	1,844	675	806	117	(806)	4,748
Inter-segment revenues	138	35	29	1	10	(205)	8
Total revenues	2,250	1,879	704	807	127	(1,011)	4,756

Depreciation and amortization	335	234	64	126	15	(120)	654

Segment results – operating profit	1,045	360	116	135	(10)	(141)	1,505
Financing expenses	264	26	11	301	4	(322)	284
Financing income	(159)	(85)	(5)	(5)	(1)	22	(233)
Total financing expenses (income), net	105	(59)	6	296	3	(300)	51

Segment profit (loss) after financing expenses, net	940	419	110	(161)	(13)	159	1,454
Share in losses of associates	-	-	-	-	-	(107)	(107)
Segment profit (loss) before income tax	940	419	110	(161)	(13)	52	1,347
Income tax	241	105	29	1	2	(1)	377
Segment results – net profit (loss)	699	314	81	(162)	(15)	53	970

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

12.	Segment Reporting (Contd.)

12.1	Operating segments (contd.)

	Three months ended June 30, 2014 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,006	828	354	427	57	(427)	2,245
Inter-segment revenues	67	15	12	-	2	(91)	5
Total revenues	1,073	843	366	427	59	(518)	2,250

Depreciation and amortization	172	105	33	74	6	(71)	319

Segment results – operating profit	471	127	58	67	637 *	(126)	1,234
Financing expenses	124	3	4	187	(1)	(190)	127
Financing income	(77)	(20)	(1)	(6)	-	9	(95)
Total financing expenses (income), net	47	(17)	3	181	(1)	(181)	32

Segment profit (loss) after financing expenses, net	424	144	55	(114)	638	55	1,202
Share in losses of associates	-	-	-	-	(3)	(76)	(79)
Segment profit (loss) before income tax	424	144	55	(114)	635	(21)	1,123
Income tax	110	38	14	1	151	(1)	313
Segment results – net profit (loss)	314	106	41	(115)	484	(20)	810

* Including profit from the sale of Coral Tell Ltd. shares amounting to NIS 582 million

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

12.	Segment Reporting (Contd.)

12.1	Operating segments (contd.)

	Three months ended June 30, 2013 (Unaudited):
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	1,053	898	339	404	59	(404)	2,349
Inter-segment revenues	68	17	20	-	4	(107)	2
Total revenues	1,121	915	359	404	63	(511)	2,351

Depreciation and amortization	168	113	33	64	8	(60)	326

Segment results – operating profit	510	186	60	68	(9)	(71)	744
Financing expenses	135	14	4	170	1	(180)	144
Financing income	(82)	(44)	(2)	(2)	-	13	(117)
Total financing expenses (income), net	53	(30)	2	168	1	(167)	27

Segment profit (loss) after financing expenses, net	457	216	58	(100)	(10)	96	717
Share in losses of associates	-	-	-	-	-	(67)	(67)
Segment profit (loss) before income tax	457	216	58	(100)	(10)	29	650
Income tax	106	55	14	1	4	(3)	177
Segment results – net profit (loss)	351	161	44	(101)	(14)	32	473

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

12.	Segment Reporting (Contd.)

12.1	Operating segments (contd.)

	Year ended December 31, 2013 (Audited)
	Domestic fixed-line communication	Cellular communications	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenues	4,478	3,809	1,433	1,635	262	(2,054)	9,563

Depreciation and amortization	683	458	130	263	31	(254)	1,311

Segment results – operating profit	1,998	608	227	268	(4)	(278)	2,819
Financing expenses	534	46	23	654	6	(690)	573
Financing income	(317)	(137)	(9)	(7)	-	42	(428)
Total financing expenses (income), net	217	(91)	14	647	6	(648)	145

Segment profit (loss) after financing expenses, net	1,781	699	213	(379)	(10)	370	2,674
Share in profits (losses) of associates	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,781	699	214	(379)	(10)	117	2,422
Income tax	410	178	56	2	5	-	651
Segment results – net profit (loss)	1,371	521	158	(381)	(15)	117	1,771

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

12.	Segment Reporting (Contd.)

12.2.	Adjustment of profit or loss for reporting segments

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2014	2013	2014	2013	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Operating profit for reporting segments	1,484	1,656	723	824	3,101
Cancellation of results for a segment classified as an associate	(140)	(135)	(67)	(68)	(268)
Financing expenses, net	(74)	(51)	(32)	(27)	(145)
Share in losses of associates	(98)	(107)	(79)	(67)	(252)
Other adjustments	578 *	(16)	578 *	(12)	(14)
	1,750	1,347	1,123	650	2,422

* Including profit from the sale of Coral Tell Ltd. shares amounting to NIS 582 million

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

13.	Condensed Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

13.1.	Pelephone Communications Ltd.

Selected data from the statement of financial position

	June 30, 2014	June 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	1,775	2,214	2,073
Non-current assets	1,962	2,215	2,053
	3,737	4,429	4,126
Current liabilities	735	891	1,037
Long-term liabilities	105	546	205
Total liabilities	840	1,437	1,242
Equity	2,897	2,992	2,884
	3,737	4,429	4,126

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended
	2014	2013	2014	2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	1,259	1,410	622	696	2,808
Revenues from sales of terminal equipment	501	469	221	219	1,001
Total revenues from services and sales	1,760	1,879	843	915	3,809
Cost of services and sales	1,293	1,303	612	627	2,711
Gross profit	467	576	231	288	1,098
Selling and marketing expenses	159	161	76	75	320
General and administrative expenses	55	55	28	27	109
Other operating expenses	-	-	-	-	61
	214	216	104	102	490

Operating profit	253	360	127	186	608
Financing expenses	9	26	3	14	46
Financing income	(44)	(85)	(20)	(44)	(137)
Financing income, net	(35)	(59)	(17)	(30)	(91)

Profit before income tax	288	419	144	216	699
Income tax	74	105	38	55	178
Profit for the period	214	314	106	161	521

Notes to the Condensed Consolidated Interim Financial Statements as at Monday, June 30, 2014 (Unaudited)

13.2.	Bezeq International Ltd.

Selected data from the statement of financial position

	June 30, 2014	June 30, 2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million
Current assets	497	483	494
Non-current assets	746	801	763
	1,243	1,284	1,257
Current liabilities	299	293	311
Long-term liabilities	121	171	129
Total liabilities	420	464	440
Equity	823	820	817
	1,243	1,284	1,257

Selected data from the statement of income

	Six months ended June 30		Three months ended June 30		Year ended
	2014	2013	2014	2013	December 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues from services	721	704	366	359	1,433
Operating expenses	447	426	229	219	879
Gross profit	274	278	137	140	554
Selling and marketing expenses	100	101	50	50	205
General and administrative expenses	58	61	29	30	119
Other expenses, net	-	-	-	-	3
	158	162	79	80	327

Operating profit	116	116	58	60	227
Financing expenses	9	11	4	4	23
Financing income	(4)	(5)	(1)	(2)	(9)
Financing expenses, net	5	6	3	2	14
Share in profits of equity-accounted associates	1	-	-	-	1
Profit before income tax	112	110	55	58	214
Income tax	29	29	14	14	56
Profit for the period	83	81	41	44	158